

Mail Stop 3561

November 25, 2008

<u>Via U.S. Mail</u>

Steve Adelstein
Chairman, President, Secretary and Treasurer
Thewebdigest Corp.
5100 West Copans Road, Suite 710
Margate, Florida 33063

>   **Re: Thewebdigest Corp.**
>   **Amendment No. 3 to Form S-1**
>   **Filed November 4, 2008**
>   **File No. 333-151485**

Dear Mr. Adelstein:

We have reviewed your responses to the comments in our letter dated October 6, 2008 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing on EDGAR.

<u>Prospectus Summary</u>

1. Disclose who will provide content for your websites and briefly describe what you expect that content to be.

2. We note your response to previous comment 1 and reissue our comment. Please revise the second to last sentence in the first paragraph under the lists of Websites to indicate the anticipatory nature of your statements relating to potential sponsors' banners and/or hyperlinks. Also remove the new disclosure you added in response to prior comment 1; it is all prospectus cover page disclosure and not appropriate for the Summary.

3. We note your response to prior comment 2; however, please revise to clarify, if true, that you will require approximately $70,000 in initial investment funds to become operational, portions of which will be generated from different sources,

including funds from the offering, sponsorship fees and, potentially, from outside financing. Provide quantitative information regarding the amount of additional sponsorship fees you will need in the event that you receive the estimated maximum net proceeds from the sale. Also, we note your disclosure on page 10 that you anticipate 12 months of operational losses at approximately $500 per month before you will generate adequate cash flow to cover operations. Please disclose this information here.

Use of Proceeds, page 15

4. We note your response to prior comment 3; however, please revise your Our Business section on page 25 to discuss your anticipated sources of funding in the event that less than $23,500 is raised through the offering. It is unclear whether current stockholders or your CEO have committed to provide their own funds or if they have merely committed to seek third party financing.

Dilution of the Price You Pay For Your Shares, page 16

5. Please reconcile your response to previous comment 4 in your letter dated November 4, 2008, in which you state that dilution per share will be $0.00847 per share after the offering, with your disclosure on page 16 of your filing that dilution per share will be $0.00831 per share after the offering.

Plan of Operation, page 21

6. We note your response to previous comment 6; however, please revise your disclosure on page 21 to provide greater detail regarding the start-up costs involved in the initial formation of the company, including specific examples of such expenditures and a brief explanation as to how these costs differ from, or overlap with, the ($9,742) you spent on development costs during the same period.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3412 with any other questions.

Regards,

Amanda McManus
Branch Chief - Legal